Filed pursuant to Rule 433

Registration No. 333-223191

June 12, 2018

HSBC Holdings plc

$3,000,000,000 4.583% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc.

Co-Managers:

Academy Securities, Inc.

BBVA Securities Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Morgan Stanley & Co. LLC

Natixis Securities Americas LLC

RB International Markets (USA) LLC

TD Securities (USA) LLC

Structure:	Fixed Rate/Floating Rate Senior Unsecured Notes

Issuer Ratings:*	A2 (stable) (Moody’s) / A (stable) (S&P) / AA- (stable) (Fitch)

Expected Issue Ratings:*	A2 (stable) (Moody’s) / A (stable) (S&P) / AA- (stable) (Fitch)

Pricing Date:	June 12, 2018

Settlement Date:	June 19, 2018 (T+5)

Maturity Date:	June 19, 2029

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$3,000,000,000

Fixed Rate Coupon:	4.583% per annum (the “Initial Interest Rate”), during the Fixed Rate Period (as defined below)

Fixed Rate Benchmark Treasury:	UST 2.875% due May 15, 2028

Fixed Rate Treasury Yield:	2.953%

Fixed Rate Treasury Price:	99-10+

Fixed Rate Re-offer Spread:	UST + 163 basis points

Floating Rate Pricing Benchmark:	Three-month U.S. Dollar LIBOR

Floating Rate Coupon:	Three-month U.S. Dollar LIBOR (as determined on the applicable Interest Determination Date), plus 153.455 basis points per annum (the “Floating Rate Period Margin”), during the Floating Rate Period (as defined below).

Fixed Rate Re-offer Yield:	4.583%

Issue Price:	100.000%

Gross Fees:	0.375%

Net Price:	99.625%

Net Proceeds to Issuer:	$2,988,750,000

Interest Pay Frequency:	Semi-annually, during the Fixed Rate Period; quarterly, during the Floating Rate Period.

Interest Payment Dates:

From (and including) the issue date to (but excluding) June 19, 2028 (the “Fixed Rate Period”), interest on the Notes will be payable semi-annually in arrear on June 19 and December 19 of each year, beginning on December 19, 2018.

From (and including) June 19, 2028 (the “Floating Rate Period”), interest on the Notes will be payable quarterly in arrear on March 19, June 19, September 19 and December 19, beginning on September 19, 2028 (each, a “Floating Rate Period Interest Payment Date”).

Floating Rate Interest Reset Dates:	March 19, June 19, September 19 and December 19, beginning on June 19, 2028 (each, a “Floating Rate Period Interest Reset Date”).

Floating Rate Interest Periods:	During the Floating Rate Period, the period beginning on (and including) a Floating Rate Period Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Period Interest Payment Date (each, a “Floating Rate Interest Period”); provided that the first Floating Rate Interest Period will begin on June 19, 2028 and will end on (but exclude) the first Floating Rate Period Interest Payment Date.

Floating Rate Interest Determination Dates:

The second London banking day preceding the applicable Floating Rate Period Interest Reset Date (each, an “Interest Determination Date”).

“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

Calculation of U.S. Dollar LIBOR:

LIBOR will be determined by the calculation agent in accordance with the following provisions:

(1) With respect to any Floating Rate Period Interest Determination Date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related Floating Rate Period Interest Reset Date that appears on Reuters Page “LIBOR01” (or such other page as may replace such page on Reuters or such other information service or source, in each case, as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) (the “relevant screen page”) as of 11:00 a.m., London time, on that Floating Rate Period Interest Determination Date. If no such rate appears, then LIBOR, in respect of that Floating Rate Period Interest Determination Date, will be determined in accordance with the provisions described in (2) and (3) below.

(2) With respect to a Floating Rate Period Interest Determination Date on which no rate appears on the relevant screen page, subject to the provisions described in (3) below, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected and identified by HSBC Holdings (the “London Reference Banks”), to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related Floating Rate Period Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Floating Rate Period Interest Determination Date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that Floating Rate Period Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the Floating Rate Period Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the Floating Rate Period Interest Determination Date by three major banks in the City of New York (which may include affiliates of the underwriters), as selected and identified by HSBC Holdings (together with the London Reference Banks, the “Reference Banks”), for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related Floating Rate Period Interest Reset Date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the Floating Rate Period Interest Determination Date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the Floating Rate Period Interest Determination Date will be LIBOR in effect with respect to the immediately preceding Floating Rate Period Interest Determination Date or, in the case of the Floating Rate Period Interest Determination Date prior to the first Floating Rate Period Interest Reset Date, the Initial Interest Rate.

(3) Notwithstanding clause (2) above, with respect to a Floating Rate Period Interest Determination Date on which no rate appears on the relevant screen page, if HSBC Holdings (in consultation with the calculation agent) determines that LIBOR has ceased to be published on the relevant screen page as a result of LIBOR ceasing to be calculated or administered for publication thereon, HSBC Holdings will use reasonable efforts to appoint an Independent Financial Adviser to determine the Alternative Base Rate and the Alternative Screen Page by no later than five business days prior to the Floating Rate Period Interest Determination Date relating to the next succeeding Floating Rate Interest Period (the “Interest Determination Cut-off Date”). If HSBC Holdings is unable to appoint an Independent Financial Adviser, or if the Independent Financial Adviser fails to determine the Alternative Base Rate and the Alternative Screen Page prior to the Interest Determination Cut-off Date, HSBC Holdings will determine the Alternative Base Rate and the Alternative Screen Page for such Floating Rate Interest Period; provided that if HSBC Holdings does not determine the Alternative Base Rate and the Alternative Screen Page prior to the Floating Rate Period Interest Determination Date for such Floating Rate Interest Period, the interest rate for such Floating Rate Interest Period will be equal to the interest rate in effect for the immediately preceding Floating Rate Interest Period or, in the case of the first Floating Rate Interest Period, the Initial Interest Rate.

If the Independent Financial Adviser or HSBC Holdings determines the Alternative Base Rate, the Independent Financial Adviser or HSBC Holdings, as applicable, may also, following consultation with the calculation agent, make changes to the day count fraction, the business day convention, the definition of business day, the remaining Floating Rate Period Interest Determination Dates and any method for obtaining the substitute or successor base rate if the Alternative Base Rate or the Alternative Screen Page is unavailable on the relevant Floating Rate Period Interest Determination Date or otherwise, in each case in order to follow market practice, as well as any other changes (including to the Floating Rate Period Margin) that HSBC Holdings, following consultation with the Independent Financial Adviser (if appointed), determine in good faith are reasonably necessary to ensure the proper operation of the Alternative Base Rate, as well as the comparability of the interest rate determined by reference to the Alternative Base Rate to the interest rate determined by reference to LIBOR (the “Floating Rate Calculation Changes”). Any Floating Rate Calculation Changes will apply to the Notes for all future Floating Rate Interest Periods.

HSBC Holdings will promptly give notice of the determination of the Alternative Base Rate, the Alternative Screen Page and any Floating Rate Calculation Changes to the trustee, the paying agent, the calculation agent and the noteholders; provided that failure to provide such notice will have no impact on the effectiveness of, or otherwise invalidate, any such determination.

“Alternative Base Rate” means the rate that has replaced LIBOR in customary market usage for determining floating interest rates in respect of bonds denominated in U.S. dollars or, if the Independent Financial Adviser or HSBC Holdings (in consultation with the calculation agent and acting in good faith and a commercially reasonable manner), as applicable, determine that there is no such rate, such other rate as the Independent Financial Adviser or HSBC Holdings (in consultation with the calculation agent and acting in good faith and a commercially reasonable manner), as applicable, determine in its or HSBC Holdings’ sole discretion is most comparable to LIBOR. If the Alternative Base Rate is determined, such Alternative Base Rate will be the Alternative Base Rate for the remaining Interest Periods.

“Alternative Screen Page” means the alternative screen page, information service or source on which the Alternative Base Rate appears (or such other page, information service or source as may replace the alternative screen page, information service or source, in each case, as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates).

“Independent Financial Adviser” means an independent financial institution of international repute or other independent financial adviser experienced in the international capital markets, in each case appointed by HSBC Holdings at its own expense.

Optional Redemption:

The Notes are not redeemable at the option of the noteholders at any time.

HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion on June 19, 2028. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Tax Event Redemption:	HSBC Holdings may redeem the Notes in whole (but not in part) in its sole discretion upon the occurrence of certain tax events. The redemption price will be equal to 100% of their principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption.

Events of Default and Defaults:	Upon the occurrence of a Loss Absorption Disqualification Event (as defined below) the noteholders will lose the right to request the trustee to declare the principal amount and accrued but unpaid payments with respect to the Notes to be due and payable in the case of non-payment of principal or interest on the Notes after a 30-day grace period. After such event, payment of the principal amount of the Notes will be accelerated only upon certain events of a winding-up.

Prior to a Loss Absorption Disqualification Event

On the issue date, and for so long as no Loss Absorption Disqualification Event has occurred, an “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency;

(ii) an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency;

(iii) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or

(iv) failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

After a Loss Absorption Disqualification Event

On and after the date a Loss Absorption Disqualification Event has occurred, an “Event of Default” with respect to the Notes means any one of the following events:

(i) an order is made by an English court which is not successfully appealed within 30 days after the date such order was made for HSBC Holdings’ winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency; or

(ii) an effective resolution is validly adopted by HSBC Holdings’ shareholders for its winding up other than in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency.

After a Loss Absorption Disqualification Event has occurred, in addition to Events of Default, the Indenture also will provide separately for “Defaults.” A Default with respect to the Notes means any one of the following events:

(i) failure to pay principal or premium, if any, on the Notes at maturity, and such default continues for a period of 30 days; or

(ii) failure to pay any interest on the Notes when due and payable, which failure continues for 30 days.

If a Default occurs, the trustee may institute proceedings in England (but not elsewhere) for HSBC Holdings’ winding-up; provided that the trustee may not, upon the occurrence of a Default, accelerate the maturity of any outstanding Notes, unless an Event of Default has occurred and is continuing.

Notwithstanding the foregoing, failure to make any payment in respect of the Notes will not be a Default in respect of the Notes if such payment is withheld or refused:

(i) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(ii) in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given as to such validity or applicability at any time during the said grace period of 30 days by independent legal advisers acceptable to the trustee;

provided, however, that the trustee may, by notice to HSBC Holdings, require HSBC Holdings to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the trustee may be advised in an opinion of counsel, upon which opinion the trustee may conclusively rely, is appropriate and reasonable in the circumstances to resolve such doubt, in which case HSBC Holdings will forthwith take and expeditiously proceed with such action and will be bound by any final resolution of the doubt resulting therefrom. If any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the preceding sentence will cease to have effect and the payment will become due and payable on the expiration of the relevant grace period of 30 days after the trustee gives written notice to HSBC Holdings informing it of such resolution.

Notwithstanding any other provision of the Indentures or the Notes, the right of any noteholder to receive payment of the principal of, or interest on, the Notes on or after the due dates thereof and to institute suit for the enforcement of any such payment on or after such respective dates, will not be impaired or affected without the consent of such noteholder.

Loss Absorption Disqualification Event:

A “Loss Absorption Disqualification Event” will be deemed to have occurred if clause (iii) or (iv) of the definition of Event of Default (as such term is defined as of the issue date) has caused or is likely to cause the Notes to be fully or partially ineligible to meet HSBC Holdings’ minimum requirements for (x) eligible liabilities and/or (y) loss absorbing capacity instruments, in each case pursuant to the relevant Loss Absorption Regulations, as a result of any:

(i) Loss Absorption Regulation becoming effective on or after the issue date; or

(ii) amendment to, or change in, any Loss Absorption Regulation, or any change in the application or official interpretation of any Loss Absorption Regulation, in any such case becoming effective on or after the issue date.

“Loss Absorption Regulations” means, at any time, the laws, regulations, requirements, guidelines, rules, standards and policies from time to time relating to minimum requirements for own funds and eligible liabilities and/or loss absorbing capacity instruments in effect in the UK, including, without limitation to the generality of the foregoing, any delegated or implementing acts (such as implementing or regulatory technical standards) adopted by the European Commission and applicable to HSBC Holdings from time to time (whether or not such requirements, guidelines or policies are applied generally or specifically to HSBC Holdings or to HSBC Holdings and any of its holding or subsidiary companies or any subsidiary of any such holding company).

Agreement with Respect to the Variation of Events of Default and Defaults:	By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree to be bound by the variation of the events of default and defaults on the occurrence of a Loss Absorption Disqualification Event, including as may occur without any prior notice from HSBC Holdings and without the need for HSBC Holdings to obtain any further consent from such noteholder.

Agreement with Respect to the Alternative Base Rate:	By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) (i) will acknowledge, accept, consent and agree to be bound by the Independent Financial Adviser’s or HSBC Holdings’ determination of the Alternative Base Rate, the Alternative Screen Page and any Floating Rate Calculation Changes, including as may occur without any prior notice from HSBC Holdings and without the need for HSBC Holdings to obtain any further consent from such noteholder, (ii) will waive any and all claims, in law and/or in equity, against the trustee, the paying agent and the calculation agent for, agree not to initiate a suit against the trustee, the paying agent and the calculation agent in respect of, and agree that none of the trustee, the paying agent or the calculation agent will be liable for, the determination of or the failure to determine any Alternative Base Rate, the Alternative Screen Page, and any Floating Rate Calculation Changes and any losses suffered in connection therewith and (iii) will agree that none of the trustee, the paying agent or the calculation agent will have any obligation to determine any Alternative Base Rate, the Alternative Screen Page and any Floating Rate Calculation Changes (including any adjustments thereto), including in the event of any failure by HSBC Holdings to determine any Alternative Base Rate, the Alternative Screen Page and any Floating Rate Calculation Changes.

Agreement with Respect to the Exercise of UK Bail-in Power:	By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Notes, the Indenture or any other agreements, arrangements or understandings between HSBC Holdings and any noteholder, to be bound by (a) the effect of the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below); and (b) the variation of the terms of the Notes or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due (as defined below) will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

Moreover, each noteholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Notes.

For these purposes, “Amounts Due” are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts (as defined below), on, the Notes. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “relevant UK resolution authority” is any authority with the ability to exercise a UK bail-in power.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the UK, relating to the transposition of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended, supplemented or replaced from time to time (the “BRRD”) or otherwise, including but not limited to the Banking Act and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a “regulated entity” is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies or any comparable future definition intended to designate entities within the scope of the UK recovery and resolution regime.

Governing Law:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the Borough of Manhattan in New York City, New York.

Day Count Convention:	30/360 (modified following, unadjusted) during the Fixed Rate Period; actual/360 (modified following, adjusted) during the Floating Rate Period.

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

CUSIP:	404280 BT5

ISIN:	US404280BT50

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, HSBC Securities (USA) Inc. or any other underwriter participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.